PROSPECTUS FILED FOR FINANCING TO FUND DEVELOPMENT OF NEW AFTON PROJECT

(All dollar amounts in Canadian dollars)

Not For Distribution To United States Newswire Services Or For Dissemination In The United States

May 29, 2007, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) has today filed a preliminary short form prospectus in connection with a public offering (the “Offering”) of series D units (the “Units”), 5% convertible debentures (the “Debentures”), common shares (the “Shares”) and flow through shares (the “FT Shares”).  The Offering will be conducted through a syndicate of underwriters led by GMP Securities L.P. and including BMO Nesbitt Burns Inc., Orion Securities Inc., Jennings Capital Inc., and Wellington West Capital Markets Inc., (the “Syndicate”).  New Gold has granted the Syndicate an over-allotment option to purchase up to that number of additional Shares equal to 15% of the Shares sold pursuant to the Offering, exercisable at any time up to 30 days from closing.  The Offering is subject to certain conditions, including regulatory and Toronto Stock Exchange approval and is expected to close on or about June 28, 2007.

The Shares and FT Shares will be offered on a fully underwritten basis.  The Syndicate will act as agents to New Gold, on a best efforts basis, in respect of the offering of the Units and Debentures, subject to raising minimum gross proceeds of $250 million.  The Offering will be priced in the context or the market with final terms of the Offering to be determined at the time of pricing.

Each Unit being offered consists of a face value $1,000 principal amount unsecured series D note which will mature on the 10th anniversary of closing and bear interest at 10% per annum (the “Series D Notes”) and 100 common share purchase warrants, with each warrant entitling the holder to purchase one common share of New Gold for 10 years from closing. The Debentures being offered are unsecured, issued in denominations of $1,000, mature on the 7th anniversary of closing, bear interest at 5% per annum and will be convertible into common shares of New Gold at any time up to 7 years from closing.

New Gold will use the proceeds of the Offering to fund the pre-production development required to bring its New Afton Project into production, and to commence the expansion phase of the development during which time the mine will ramp-up to its full production rate.  The New Afton Project is situated 10 kilometres west of Kamloops, British Columbia, Canada.

New Gold continues to be in a strong financial condition with a current cash position of approximately $55 million and no debt.  The Company has only 24.0 million shares outstanding and 30.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured, Indicated  and Inferred Resources, and the use of the terms “measured”, “indicated resources,” and “inferred”.  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce and does not recognize them.  “Inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “Inferred” resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or be economically or legally mineable.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.